Exhibit 12.1

Computation of Ratio of Income to Fixed Charges
(in thousands)

	2011	2012	2013	2014	2015
Earnings:
Income (loss) before income taxes and effects of changes in accounting principles	$(165,704)	$(87,683)	$(8,272)	$(1,603)	$12,386
Less: net income (loss) from non-controlling interests	(296)	2,552	1,205	329	—
Plus: fixed charges	10,088	9,266	9,330	18,148	28,277
Plus: amortization of previously capitalized interest	273	913	2,455	4,622	11,041
Less: capitalized interest	439	1,263	6,466	12,302	19,168
Earnings	$(155,486)	$(81,319)	$(4,158)	$8,536	$32,536
Fixed charges:
Interest expensed and capitalized	$8,192	$6,658	$7,769	$16,078	$25,590
Amortization of discount and debt issue costs	1,763	2,578	1,527	2,029	2,617
Interest portion of rental expense	133	30	34	41	70
Fixed charges	$10,088	$9,266	$9,330	$18,148	$28,277
Ratio of earnings to fixed charges	N/A	N/A	N/A	0.47	1.15
Excess (deficiency) amount	$(165,574)	$(90,585)	$(13,488)	$(9,612)	$4,259